February 22, 2025

Masoud Toloue, Ph.D.
President and Chief Executive Officer
Quanterix Corp
900 Middlesex Turnpike
Billerica, MA 01821

       Re: Quanterix Corp
           Registration Statement on Form S-4
           Filed February 14, 2025
           File No. 333-284932
Dear Masoud Toloue Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Kerry Burke, Esq.